UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
BULK Jerky HoldCo, LLC

Legal status of issuer

    Form
Limited Liability Company

    Jurisdiction of Incorporation/Organization
Delaware

    Date of organization
November 2018

Physical address of issuer
602 US-281, Johnson City, TX, 78636

Website of issuer
https://www.bulkbeefjerky.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 29, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The above reflects the consolidated financials of BULK Jerky HoldCo LLC. and its subsidiary BULK Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 16, 2019

Bulk Jerky Holdco, LLC



Up to $1,070,000 of Crowd Notes

Bulk Jerky Holdco, LLC dba Bulk Beef Jerky ("BULK", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 29, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by March 29, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 29, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than October 28, 2019.

Once posted, the annual report may be found on the Company's website at https://www.bulkbeefjerky.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/bulk.jerky

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Bulk Jerky Holdco, LLC and subsidiaries are a group of companies specializing in the retail of beef jerky products. Bulk Jerky Holdco, LLC (the "Parent Co") is the Company's parent holding company and was incorporated on November 28, 2018 in the State of Delaware. As of the balance sheet date, Parent Co had acquired all of the outstanding stock of Bulk Inc. and Bulk, LLC, a California-based inactive sales company. Parent Co plans to issue certain securities in conjunction with a crowdfunded securities offering described throughout this Form C.

Bulk Inc. (the "Op Co") is headquartered in Texas and is wholly-owned by Parent as of November 30, 2018. Op Co was formed on March 26, 2018 in Texas. Subsequent to the balance sheet date of the financials, Op Co acquired all of the trade assets of Bulk Beef Jerky Inc. ("Legacy Co"), the legacy operating company solely in exchange for stock of Op Co. Legacy Co was then liquidated.

Bulk Beef Jerky LLC is wholly-owned by Op Co and holds specific real estate assets related to the Company's operations.

The Company is located at 602 US-281, Johnson City, TX, 78636.

The Company's website is https://www.bulkbeefjerky.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/bulk.jerky and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Minimum investment amount per investor	$1,000
Offering deadline	March 29, 2019
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 12, 15, and 17-19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company has outstanding liabilities. The Company owes approximately $136,000 in the form of credit card debt and multiple working capital loans including Shopify and WebBank.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive Beef Jerky and snack space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company relies on other companies to provide raw materials and major ingredients, including wholesale beef, for their products. They depend on these suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of major components or subsystems for their products, or from whom they acquire such items, do not provide raw materials which meet required specifications and perform to their and their customers' expectations. Their suppliers may be less likely than them to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

The Company depends on the performance of distributors to sell its product to end users. The Company distributes its products through direct to consumer as well as national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products. If distributors cease distributing the Company's products, or if the distributors are not able to meet expected sales targets, the Company's operations could be harmed.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse

effect on our consolidated financial condition. Our activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration and the U.S. Departments of Agriculture. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. A product recall or an adverse result in litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. We purchase large quantities of raw materials, including ingredients such as cured beef, cured fish and hunter sausage. Disruptions in our supplies, such as mad cow disease, could significantly harm our products in terms of cost, availability and reputation.

The company offers exotic products which could harm our reputation or incur negative press because of conceptions of animal welfare or environmental impact. Some of these products include Mako Shark jerky, Kangaroo Jerky, Snapping Turtle Jerky and Rabbit Jerky. Animal products in certain industries have been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to limit consumption of certain animals that we currently market, or encourage the adoption of additional regulations applicable to the consumption or harvesting of those animals. To the extent that the activities of such organizations and individuals are successful, our R&D, and by extension our operating results and financial condition, could be materially adversely affected. In addition, negative publicity about us or our industry could harm our reputation.

The reviewing CPA has included a "going concern" note in the reviewed financials. Since inception, the Company has not yet commenced operations. As of June 30, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has permitted its intellectual property to lapse. Obtaining and maintaining intellectual property protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental agencies, and the Company's protection could be reduced or eliminated for noncompliance with these requirements. The USPTO and various foreign governmental agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the application process. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of intellectual property include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In particular, the Company has permitted its trademarks to lapse and be abandoned for two trademarks, specifically: B.U.L.K. (abandoned February 3, 2017) and Bulk Beef Jerky (abandoned April 25, 2012). A dead or abandoned status for a trademark application means that specific application is no longer under prosecution within the USPTO, and would not prevent another party from filing for that same trademark protection.

The Trademark held by the Company is registered under the founder's name, rather than the Company itself. Typically, registered trademarks provide protections to the Company for their intellectual property. In this instance, however, the Trademark is held by the Company CEO, Peter Garbowski. As a result, if Peter Garbowski were to leave the Company, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that the Trademark will have its ownership transferred to the Company.

The Company does not have an employment contract in place with Peter Garbowski, the CEO and Founder of the Company, or any of its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Pete (or other employees) were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

B.U.L.K Beef Jerky is a direct to consumer disrupter in the food and beverage market. We provide premium, gourmet jerky and meats to the world and have a vision of becoming the choice for bulk online purchases. Our jerkies are some of the best, hand crafted and taste tested to provide jerky lovers with high quality product. What makes B.U.L.K special is that we offer over 100 products with sizing from 1.5 oz up to 5 pounds, providing a flavor and style for everyone. The brand was established on the fundamental key values: strength, kindness, and family, which are the values we want to reflect to our customers.

One of our biggest internal challenges is keeping up with inventory. Our partnered manufacturers cannot keep up with our demand, so as of September 2018, B.U.L.K acquired its own manufacturing facility in Johnson City, TX.

The Jerky Market Problem

Jerky and meat snacks dominate the savory snack market today, with sales of over $1 billion in 2017 and a CAGR of 9%. Although many jerky brands claim to have the "best" jerky, many have the same model with limited or no recipe innovation. Typically, they have retail distribution of 3-5 flavors, in 3-8 oz sizing.

What differentiates us:

- Crowdsourced jerky recipes: B.U.L.K promotes "Smoker Masters"--DIY jerky makers to highlight the recipes they claim to be "the Best".
- Manufacturing: B.U.L.K manufactures and helps Jerky Smokers navigate the USDA manufacturing requirements by bringing in recipes to our manufacturing facility.
- Distribution: B.U.L.K distributes Jerky Smokers' products and story through wholesale and e-commerce b2c channels.
- Creative Branding: We have our 13 pillar online marketing strategy up and running, resulting in an increase in online sales +70% over the last twelve months.

Business Plan

B.U.L.K has a total of 8 products lines with 4 different cuts of jerky, and over 60 flavors to choose from: a style and flavor for everyone. Our sizes range from 3 oz to bulk sizing up to 5 pounds. We believe in quality ingredients and freshness, therefore, we provide healthy snack options to our customers. Our main jerky styles are:

- **Classic Beef Jerky**: A rip and chew jerky style which brings you back to the roots of beef jerky. Five flavors in 3oz and 3 pound packaging.
- **Midwest Beef Jerky**: A tender, smoky, and savory jerky style that everybody enjoys. A healthy, low carb, bite sized snack. Twelve flavors in 3oz - 2.5 pound packaging.
- **Brisket Beef Jerky**: Our modern, soft, and tender brisket jerky style comes in 13 different flavors and up to 2.5 pound sizing. We also have an All Natural line which come in 3 oz or 5 pound packaging.
- **Wild Jerky**: Fish, Game, and Exotic jerkies such as Buffalo, Kangaroo, Alligator, Salmon, and Venison are examples of our best-selling wild jerkies.

Four Revenue Streams:

- **Online Store**: bulkbeefjerky.com has a daily traffic of 800 visitors generating about 40 orders daily with an AOV of approximately $52.
- **Retail Store**: Our tasting room is located along the high traffic Gaffey Street in San Pedro, CA. The store has a 95% conversion rate, and handles about 15 orders daily with an AOV of approximately $25.
- **Jerky of the Month Program**: As part of B.U.L.K's e-commerce model, the "Jerky of the Month" program is a subscription-based jerky plan delivering three bags every 30 days. Currently, we have about 250 active subscribers with an average order of approximately $30.
- **Wholesale**: B.U.L.K has a handful of active wholesale accounts across the country, with more to come. Currently, they constitute roughly 30% of the business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Beef Jerky, Cured Meats, Poultry Products	Direct to consumer sales as well as wholesale sales of cured meat products	Consumers, retailers, and resellers of beef jerky and other cured meats

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are consumers, retailers, and resellers of beef jerky as well as beef sticks, fish, and poultry products. Currently, our typical customer profile is predominantly male, over 40, and with an average household income of $50,000+. Approximately 60% of our business is currently direct to consumer, primarily e-commerce and subscription, with the remaining 40% from wholesale purchasers.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87741657	Jerky; meat; sausage meat; preserved meats and sausages; cheese.	B.U.L.K.	January 3, 2018	June 15, 2018	United States

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.5% of the proceeds, or $25,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	50%	50%	50%
Inventory	40%	40%	40%
General Expenses	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Peter Garbowski	Founder and CEO	● Bulk Jerky, Founder, April 2015 - present: Currently manages the overall growth of the organization, implements and manages personnel to handle necessary functions of the organization and reports to shareholders.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Membership Units	Limited	N/A	100%	_____

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Working Capital Loan	Shopify	$28000	13%	Yes	All personal property	3/31/19	current debt of operating co.
Working Capital Loan	Loan builder	$90,000	8%	Yes	All personal property	12/31/19	current debt of operating co.

Ownership

A majority of the Company is owned by one person. That person is Pete Garbowski.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Pete Garbowski	Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Bulk Jerky Holdco, LLC (the "Parent Co") is the Company's parent holding company and was incorporated on November 28, 2018 in the State of Delaware. As of the balance sheet date, Parent Co had acquired all of the outstanding stock of Bulk Inc. and Bulk, LLC, a California-based inactive sales company. Parent Co plans to issue certain securities in conjunction with a crowdfunded securities offering described below.

Bulk Inc. (the "OpCo") is headquartered in Texas and is wholly-owned by Parent as of the November 30, 2018. Op Co was formed on March 26, 2018 in Texas. Subsequent to the balance sheet date of these financials, Op Co acquired all of the trade assets of Bulk Beef Jerky Inc. ("Legacy Co"), the legacy operating company solely in exchange for stock of Op Co. Legacy Co was then liquidated.

Bulk Beef Jerky LLC is wholly-owned by Op Co and holds specific real estate assets related to the Company's operations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $41,558. in cash on hand as of 12/31/18 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Subsequent Events

Organizational Restructuring

The Company has undergone significant restructuring since the balance sheet date of Op Co as presented in the Reviewed Financials. In Particular:

- Op Co Acquires Assets of Legacy Co: After the balance sheet date of June 30, 2018, Op Co acquired all of the trade assets of Legacy Co in exchange for stock in Op Co. If Legacy Co's financial position as of June 30, 2018 had been consolidated with Op Co's balance sheet presented here, the Balance Sheet would have shown total assets of approximately $122,000 including cash of $87,000, inventory of $32,000 and fixed assets, net of accumulated depreciation of $3,000. Likewise, if Legacy Co's operations for six-month period ending June 30, 2018 had been consolidated with Op Co's statement of operations, the Statement of Operations would have shown approximately $431,000 of revenue, a gross profit of $160,000 and operating income of $20,000.
- Parent Co Acquires All Stock of Op Co: Upon its formation on November 28, 2018, all of the issued stock of OpCo was contributed to Parent Co in exchange for all of the outstanding membership interests in Parent Co.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Not Applicable.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Pete Garbowski
_____
(Signature)

Pete Garbowski
_____
(Name)

principal executive officer, principal financial officer, and principal accounting officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Pete Garbowski
_____
(Signature)

Pete Garbowski
_____
(Name)

Director
_____
(Title)

1/16/19
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Bulk Jerky Holdco, LLC

(a Delaware LLC)

and Subsidiaries

f/k/a BULK INC.

(a Texas corporation)

Unaudited Consolidated Financial Statements

From March 26, 2018 (Inception) through June 30, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 3, 2018

To: Board of Managers, Bulk Jerky Holdco, LLC f/k/a Bulk Inc.
        Attn: Pete Garbowski

Re: 2018 (inception) Financial Statement Review
        Bulk Inc.

We have reviewed the accompanying financial statements of Bulk Inc. (the "Company"), which comprise the balance sheet(s) as of June 30, 2018, and the related statements of income, members' equity and cash flows for the inception period of March 26, 2018 (inception) through June 30, 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BULK INC.
BALANCE SHEET
As of June 30, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS

Current assets:		
Cash and cash equivalents	$	0
Inventory		0
Total current assets		0
Total assets	$	0

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

Liabilities:		
Current liabilities:		
Accounts payable	$	0
Total liabilities		0
Long-term debt		0
TOTAL LIABILITIES		0
Stockholders' equity:		
Common Stock ($0.01 par value, 10,000,000 shares authorized)		0
Retained earnings/(deficit)		0
Total stockholders' equity/(deficit)		0
Total liabilities and stockholders' equity/(deficit)	$	0

BULK INC.
STATEMENT OF OPERATIONS
From March 26, 2018 (inception) through June 30, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses:		
General and administrative		0
Sales and marketing		0
Total operating expenses		0
Operating income		0
Interest expense		0
Pretax income		0
Provision for income taxes		0
Net income	$	0

BULK INC.
STATEMENT OF STOCKHOLDERS' EQUITY
From March 26, 2018 (inception) to June 30, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

| | Common Stock | | Subscription Receivable | Retained Earnings/(Deficit) | Total Stockholders' Equity (Deficit) |
	Number of Shares	Amount			
Balance as of inception (March 26, 2018)	0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	0	0	0	0	0
Net income			0	0	0
Balance as of June 30, 2018	0	$ 0	$ 0	$ 0	$ 0


BULK INC.
STATEMENT OF CASH FLOWS
From March 26, 2018 (inception) through June 30, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


Cash flows from operating activities

Net income	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts payable		0
Net cash used in operating activities		0

Cash flows from investing activities

Purchase of property and equipment		0
Net cash used in investing activities		0

Cash flows from financing activities

Proceeds from issuance of membership interests		0
Net cash provided by financing activities		0

Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	0

Supplemental disclosure of cash flow information

Cash paid for interest	$	0
Cash paid for income taxes		0

BULK JERKY HOLDCO, LLC
f/k/a BULK INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
AS OF NOVEMBER 30, 2018
See accompanying Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Bulk Jerky Holdco, LLC and subsidiaries – as listed below – (which are collectively referred to as the "Company," "we," "us," or "our") is a group of companies specializing in the retail of beef jerky products.

Organizational Structure
Bulk Jerky Holdco, LLC (the "ParentCo") is the Company's parent holding company and was incorporated on November 28, 2018 in the State of Delaware. As of the balance sheet date, ParentCo had acquired all of the outstanding stock of Bulk Inc. and Bulk, LLC, a California-based inactive sales company. ParentCo plans to issue certain securities in conjunction with a crowdfunded securities offering described below.

Bulk Inc. (the "OpCo") is headquartered in Texas and is wholly-owned by Parent as of the November 30, 2018. OpCo was formed on March 26, 2018 in Texas. Subsequent to the balance sheet date of these financials, OpCo acquired all of the trade assets of Bulk Beef Jerky Inc. ("LegacyCo"), the legacy operating company solely in exchange for stock of OpCo. LegacyCo was then liquidated.

Bulk Beef Jerky LLC is wholly-owned by OpCo and holds specific real estate assets related to the Company's operations.

Going Concern
Since inception, the Company has not yet commenced operations. As of June 30, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history as of the balance sheet date. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These

adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2018, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of June 30, 2018, the Company had no of cash on hand as the assets of LegacyCo had not yet been acquired.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2018, the Company had no outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2018, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of June 30, 2018, as the Company had not yet begun operations. OpCo is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2018, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of June 30, 2018, OpCo had recognized no sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The income tax returns for 2018 for OpCo will be filed after the fiscal year has ended on December 31, 2018

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

OpCo has authorized 10,000,000 shares of $0.01 par value stock. All of the issued shares have been acquired by ParentCo in exchange for equal value of ParentCo membership interests. As of the date issuance, all of the membership interests in ParentCo are held by management and founder(s).

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation on March 26, 2018 and has limited operating history. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern. As discussed below, subsequent to the balance sheet date, OpCo acquired the assets of LegacyCo. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6) and achieve and sustain profitable operations.

NOTE 7 – SUBSEQUENT EVENTS

Organizational Restructuring
As highlighted in Note 1, the Company has undergone significant restructuring since the balance sheet date of OpCo as presented here.

- *OpCo Acquires Assets of LegacyCo*
  After the balance sheet date of June 30, 2018, OpCo acquired all of the trade assets of LegacyCo in exchange for stock in OpCo.

  If LegacyCo's financial position as of June 30, 2018 had been consolidated with OpCo's balance sheet presented here, the Balance Sheet would have shown total assets of approximately $122,000 including cash of $87,000, inventory of $32,000 and fixed assets, net of accumulated depreciation of $3,000.

  Likewise, if LegacyCo's operations for six-month period ending June 30, 2018 had been consolidated with OpCo's statement of operations, the Statement of Operations would have shown approximately $431,000 of revenue, a gross profit of $160,000 and operating income of $20,000.

- *ParentCo Acquires All Stock of OpCo*
  Upon its formation on November 28, 2018, all of the issued stock of OpCo was contributed to ParentCo in exchange for all of the outstanding membership interests in ParentCo.

Anticipated Crowdfunded Offering
The Company, through ParentCo, plans to offer up to $1,070,000 of convertible notes in a securities offering exempt from registration under Regulation CF ("Crowdfunded Offering"). The Crowdfunded Offering is being made through SeedInvest. The terms of the convertible notes available in the Crowdfunded Offering will provide for the conversion into membership interests in ParentCo.

Management's Evaluation

Management has evaluated subsequent events through December 3, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C
PDF of SI Website





Invest in B.U.L.K Beef Jerky

Handcrafted premium meat snacks in bulk sizing.

Edit Profile

$1,000	$6,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

B.U.L.K Beef Jerky is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by B.U.L.K Beef Jerky without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before

Company grew gross profits 121% from 2016 to 2017 (with gross profit of $204,081 in 2017 compared to $92,285 in 2016) (unaudited).

Sales grew to $587,617 in 2016 from $364,240 in 2015 for a 61% top line growth rate and then to $818,814 in 2017 from $587,617 in 2016 for a 39% top line growth rate (unaudited).

6,000 active customers with an email distribution membership of over 28,000 emails and 20,000 monthly visitors to the website.

Trailing twelve month average of 23% monthly returning customer rate and overall average order size of $52.

Total Round Size: US $500,000

Raise Description: Seed

Minimum Investment: US $1,000 per investor

Security Type: Crowd Note

Valuation Cap: US $6,000,000

Offering Type: Side by Side Offering

B.U.L.K provides premium gourmet meat products direct to consumer.

___

B.U.L.K Beef Jerky is a modern, exciting, up-and-coming snack vendor in the food and beverage market. We provide premium, gourmet jerky to the world and have the goal of disrupting the industry with innovative solutions in the food and beverage space. Our jerkies are some of the best, hand selected and taste tested to provide jerky lovers with high quality jerky. What makes B.U.L.K special is that we offer over 100 products with sizing from 1.5 oz up to 5 pounds, providing a flavor and style for everyone. The brand was established on the fundamental key values: strength, kindness, and family, which are the values we want to reflect to our customers.

One of our biggest internal challenges is keeping up with inventory. Our partnered manufacturers can not keep up with our demand, so as of September 2018, B.U.L.K acquired its own manufacturing facility in Johnson City, TX.

The Jerky Market Problem

Jerky and meat snacks dominate the savory snack market today, with sales of over $1 billion in 2017 and a CAGR of 9%. Although many jerky brands claim to have the "best" jerky, many have the same model with limited or no recipe innovation. Typically, they have retail distribution of 3-5 flavors, in 3-8 oz sizing.

What differentiates us:

1. Crowdsourced jerky recipes: B.U.L.K promotes “Smoker Masters”--DIY jerky makers to highlight the recipes they claim to be “the Best”.
2. Manufacturing: B.U.L.K manufactures and helps Jerky Smokers navigate the USDA manufacturing requirements by bringing in recipes to our manufacturing facility.
3. Distribution: B.U.L.K distributes Jerky Smokers' products and story through wholesale and e-commerce b2c channels.
4. Creative Branding: We have our 13 pillar online marketing strategy up and running, resulting in an increase in online sales +70% over the last twelve months.

Pitch Deck


B.U.L.K Beef Jerky
B.U.L.K's story begins in 2004. Petey G was pitching a beef jerky company a website, but they told him "NO". Petey took that denial and turned it into a business. 14 years later:
$1M Revenue
Currently Scaling
Pete Garbowski, CEO & Founder

DOWNLOAD

Product & Service

B.U.L.K has a total of 8 products lines with 4 different cuts of jerky, and over 60 flavors to choose from: a style and flavor for everyone.

Classic Beef Jerky:
A rip and chew jerky style which brings you back to the roots of beef jerky. Five flavors in 3oz and 3 pound packaging.

Midwest Beef Jerky:
A tender, smokey, and savory jerky style that everybody enjoys. A healthy, low carb, bite sized snack. Twelve flavors in 3oz -
2.5 pound packaging.

Brisket Beef Jerky:
Our modern, soft, and tender brisket jerky style comes in 13 different flavors and up to 2.5 pound sizing. We also have an All Natural line which come in 3 oz or 5 pound packaging.

Wild Jerky:
Fish, Game, and Exotic jerkies such as Buffalo, Kangaroo, Alligator, Salmon, and Venison are examples of our best selling wild jerkies.

Other Product Lines:

- Texas Style Jerky

- Meat Sticks

- Nuts

- Dried Fruit

Top 5 Best Selling Products:

- Real Western Brisket Jerky

- Sweet & Spicy Brisket Jerky

- Tennessee BBQ Midwest Jerky

- Cherry Maple Classic Jerky

- Black Pepper Sea Salt Brisket Jerky

Four Revenue Streams:

1. Online Store: bulkbeefjerky.com has a daily traffic of 800 visitors generating about 40 orders daily with an AOV of approximately $52.

1. Retail Store: Our tasting room is located along the high traffic Gaffey Street in San Pedro, CA. The store has a 95% conversion rate, and handles about 15 orders daily with an AOV of approximately $25.

2. Jerky of the Month Program: As part of B.U.L.K's e-commerce model, the "Jerky of the Month" program is a subscription-based jerky plan delivering three bags every 30 days. Currently, we have about 250 active subscribers with an

3. <u>Wholesale</u>: B.U.L.K has a handful of active wholesale accounts across the country, with more to come. Currently, they constitute roughly 30% of the business.

Gallery





Be Kind, Be Strong, Be You..

Media Mentions

Team Story

It was 2004 when B.U.L.K founder, Pete Garbowski, earned his bachelor's degree in Information Technology from Oakland University in Rochester, Michigan. 23-year old Pete saw enormous potential in opening an online beef jerky store, as he had thoroughly researched the market. Pete discovered that there were over 7,800 daily internet searches for "beef jerky."

In early 2005, Pete left Tell Vision, where we was working at the this initiative, with help from Dwight and close friend Jason, on July 7, 2005, Pete launched the first version of bulkbeefjerky.com.

Ten years later, in 2015, Pete needed to quickly find space because shipping out of his garage would not cut it anymore. Shipping product on time, customer service, branding, and marketing became too much to handle and he needed to find the right facility and the right people. Nick and Linus found their way to B.U.L.K as a part time consultants, but eventually turned into running business development and became partners with Pete at B.U.L.K. The team is small, but ready and eager to take on the the bulk product market.

Founders and Officers

Pete Garbowski

CEO

Co-led the global e-commerce division of Manduka, he build the team and grew revenue from $3M to $8M over his 3 year tenure. Pete has extensive leadership and ecommerce experience that has turned a hobby into a digital beef jerky market disrupter.

Nicholas Buschini

CMO

Nick's marketing acumen has grown B.U.L.K's online presence and sales, increasing the online revenue more than 50% and social channels more 400% since starting at the company. Nick has been an active member of the Conrad N. Hilton Foundation through the generation of giving (GIG) program which has lead him to have a seat as a committee member. Every year, Nick is given the opportunity to provide 501 (C) organizations grants through discretionary funds.

Linus Wik

COO

Solution oriented with an eye for design and style. He has redefined B.U.L.K's market positioning and packaging design. Linus graduated in 2017 with a BA in Business Management & Entrepreneurship from Antioch University Santa Barbara, and has developed a genuine

believes that commitment, determination, and a constant urge of standing out are three pillars to success.

Notable Advisors & Investors

Eric Coonrod

Advisor, SVP, Cascadia Capital

Q&A with the Founder

How large is your customer userbase/community?
We have approximately 6,000 active customers, 28,000 email members, and 20,000 monthly visitors to our site.

How many full time and part time employees do you currently have? How many full time and part time employees do you expect to have post-raise?
Currently 5 full time employees and 2 full time contractors. Post raise, we plan to bring on one full time customer service rep and one full time sales rep.

What do you view as your market opportunity?
The beef jerky market is a $1 billion/year market in the U.S. We believe we would be the only jerky platform highlighting the unique recipe and jerky story of the products we bring to market.

Who do you view as your closest competitors and what key factors differentiate yourselves?
Our competitors include jerky brands and companies including: Jack links / Oberto/ Krave / Country Archer. In terms of what distinguishes us: we are a direct to consumer brand with a constantly expanding flavor list; our competitors are stuck to a basic sizing with limited flavors.

Please detail your gross margins and any recent fluctuations. Please detail any expected expansions or contractions in margins going forward.
Current blended margin between wholesale and direct is 39%. Post-acquisition of our own manufacturing facility in Texas, we expect that we will be able to drop our costs another 30% putting our blended margins in the 60% range.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $500,000
Minimum investment:	US $1,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $6,000,000
Interest rate:	6.0%
Note term:	36 months

Additional Terms

Closing conditions:	While BULk Beef Jerky has set an overall target minimum of US $0 for the round, BULk Beef Jerky must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to BULk Beef Jerky's Form C.

Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

● General Expenses ● Inventory
● Marketing



If Maximum Amount Is Raised

● General Expenses ● Inventory
● Marketing

Investor Perks

Welcome to the B.U.L.K Fam! You get to be a part of a young, creative, and fun-loving team - all with a true passion for entrepreneurship, market innovation, and creative branding + discounted jerky packages!

Investor Specials:

- $1,000 - $2,499: One free B.U.L.K Sampler Bag (our most popular sampler bundle with product from three different of our top jerky lines) + 10% personal lifetime discount code.

- $5,000 - $19,999: Above perks + 20 % personal lifetime discount code + One 5 Lb bag of our All Natural Brisket Beef Jerky.

- $20,000 - $49,999: Above perks + 25% personal lifetime discount code + 2 x $100 product vouchers.

- $50,000 - $99,999: Above perks + The opportunity to choose a B.U.L.K kindness cause project powered by YOU.

- $100,000 - 249,999: Above perks + Your own private tour of the B.U.L.K manufacturing plant in Texas and the opportunity to work with our chef to create your own jerky recipe.

- $250,000+: Above perks + you get to drive and shoot tanks in Texas for a B.U.L.K commercial.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

Bulk Jerky Holdco, LLC (the "Parent Co") is the Company's parent holding company and was incorporated on November 28, 2018 in the State of Delaware. As of the balance sheet date, Parent Co had acquired all of the outstanding stock of Bulk Inc. and Bulk, LLC, a California-based inactive sales company. Parent Co plans to issue certain securities in conjunction with a crowdfunded securities offering described below.

Bulk Inc. (the "OpCo") is headquartered in Texas and is wholly-owned by Parent as of the November 30, 2018. Op Co was formed on March 26, 2018 in Texas. Subsequent to the balance sheet date of these financials, Op Co acquired all of the trade assets of Bulk Beef Jerky Inc. ("Legacy Co"), the legacy operating company solely in exchange for stock of Op Co. Legacy Co was then liquidated.

Bulk Beef Jerky LLC is wholly-owned by Op Co and holds specific real estate assets related to the Company's operations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We liquidity, as we have approximately $41,558. in cash on hand as of 12/31/18 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Subsequent Events

Organizational Restructuring

The Company has undergone significant restructuring since the balance sheet date of Op Co as presented in the Reviewed Financials. In Particular:

Op Co Acquires Assets of Legacy Co: After the balance sheet date of June 30, 2018, Op Co acquired all of the trade assets of Legacy Co in exchange for stock in Op Co.If Legacy Co's financial position as of June 30, 2018 had been consolidated with Op Co's balance sheet presented here, the Balance Sheet would have shown total assets of approximately $122,000 including cash of $87,000, inventory of $32,000 and fixed assets, net of accumulated depreciation of $3,000. Likewise, if Legacy Co's operations for six-month period ending June 30, 2018 had been consolidated with Op Co's statement of operations, the Statement of Operations would have shown approximately $431,000 of revenue, a gross profit of $160,000 and operating income of $20,000.

Parent Co Acquires All Stock of Op Co: Upon its formation on November 28, 2018, all of the issued stock of OpCo was contributed to Parent Co in exchange for all of the outstanding membership interests in Parent Co..

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and

Market Landscape



Projected Market Growth for the Meat Snacks Industry.

The jerky industry is in a growth phase of its life cycle. It is forecast to grow at an average annual rate of 3.3% over the coming years to 2021. We believe a jerky vendor such as B.U.L.K, offering premium cuts, recipe innovation, and large assortment is necessary to satisfy market demands.

The salty snack market size is $27 billion, of which the meat snack market represents approximately $2.8 billion. The overall market is old fashioned and mundane, with plenty of room for creativity, brand innovation, and B2C model development. We believe the e-commerce jerky market will eventually build up, and we are prepared. We have a strong email automation system, a thought-through social marketing funnel, and a creative brand strategy that is already paying off with a 70% YTD e-commerce growth.

Our typical customer is male, age 25-55, is, or becoming, a parent, earns a high income, and college educated who enjoys outdoor activities with the family and/or looking for deals online.

E-commerce competing brands:

- Jerky.com

- Beef jerky outlet

- People's choice

- Chomps

- Country Archer

- Epic bars

There are hundreds of small jerky brands on the U.S. meat snack market. However, we estimate that 80% of it is low quality/high profit oriented. This is how we bring value to the market. With focus on quality and customer experience, we project being able to maintain a customer repeat rate of at least 30%. Our vision is to become the one-stop shop for snack products, and with the right partners, and with strategically invested resources, we think that our goals are not far away.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company has outstanding liabilities. The Company owes approximately $136,000 in the form of credit card debt and multiple working capital loans including Shopify and WebBank.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive Beef Jerky and snack space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company relies on other companies to provide raw materials and major ingredients, including wholesale beef, for their products. They depend on these suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of major components or subsystems for their products, or from whom they acquire such items, do not provide raw materials events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

The Company depends on the performance of distributors to sell its product to end users. The Company distributes its products through direct to consumer as well as national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products. If distributors cease distributing the Company's products, or if the distributors are not able to meet expected sales targets, the Company's operations could be harmed.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition. Our activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration and the U.S. Departments of Agriculture. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addit ion, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. A product recall or an adverse result in litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. We purchase large quantities of raw materials, including ingredients such as cured beef, cured fish and hunter sausage. Disruptions in our supplies, such as mad cow disease, could significantly harm our products in terms of cost, availability and reputation.

The company offers exotic products which could harm our reputation or incur negative press because of conceptions of animal welfare or environmental impact. Some of these products include Mako Shark jerky, Kangaroo Jerky, Snapping Turtle Jerky and Rabbit Jerky.

that we currently market, or encourage the adoption of additional regulations applicable to the consumption or harvesting of those animals. To the extent that the activities of such organizations and individuals are successful, our R&D, and by extension our operating results and financial condition, could be materially adversely affected. In addition, negative publicity about us or our industry could harm our reputation.

The reviewing CPA has included a "going concern" note in the reviewed financials. Since inception, the Company has not yet commenced operations. As of June 30, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has permitted its intellectual property to lapse. Obtaining and maintaining intellectual property protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental agencies, and the Company's protection could be reduced or eliminated for noncompliance with these requirements. The USPTO and various foreign governmental agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the application process. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of intellectual property include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In particular, the Company has permitted its trademarks to lapse and be abandoned for two trademarks, specifically: B.U.L.K. (abandoned February 3, 2017) and Bulk Beef Jerky (abandoned April 25, 2012). A dead or abandoned status for a trademark application means that specific application is no longer under prosecution within the USPTO, and would not prevent another party from filing for that same trademark protection.

The Trademark held by the Company is registered under the founder's name, rather than the Company itself.Typically, registered trademarks provide protections to the Company for their intellectual property. In this instance, however, the Trademark is held by the Company CEO, Peter Garbowski. As a result, if Peter Garbowski were to leave the Company, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no

The Company does not have an employment contract in place with Peter Garbowski, the CEO and Founder of the Company, or any of its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Pete (or other employees) were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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A Side by Side offering refers to a deal that is raising capital under two offering types. This

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The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

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What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in B.U.L.K Beef Jerky

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by B.U.L.K Beef Jerky. Once B.U.L.K Beef Jerky accepts your investment, and certain regulatory procedures are

in exchange for your securities. At that point, you will be a proud owner in B.U.L.K Beef Jerky.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, B.U.L.K Beef Jerky has set a minimum investment amount of US $1,000. Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes

company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now B.U.L.K Beef Jerky does not plan to list these securities on a national exchange or another secondary market. At some point B.U.L.K Beef Jerky may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when B.U.L.K Beef Jerky either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
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Other General Questions

What is this page about?
This is B.U.L.K Beef Jerky's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the B.U.L.K Beef Jerky's Form C. The Form C includes important details about B.U.L.K Beef Jerky's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck

B.U.L.K's story begins in 2004. Petey G was pitching a beef jerky company a website, but they told him **"NO"**. Petey took that denial and turned it into a **business**.



$1M Revenue
Currently Scaling

Pete Garbowski, CEO & Founder

DISCLAIMER

This presentation contains offering materials prepared solely by B.U.L.K. Beef Jerky without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



OPPORTUNITY

1. GROW FROM $1M
50/50 - B2C/B2B

2. INVEST IN MARKETING & ACQUISITION
Advertising, Branding, and content creation

3. TO $5M REVENUE
4,000 monthly direct customers + 10-20 wholesale customers



THE JERKY MARKET PROBLEM

Competitors have the same old fashioned mundane model:

Retail/wholesale distribution

↳ **Low margins**

↳ **3-5 Flavors**

↳ **Small sizes**

81.4% of all jerky is sold through grocery wholesalers (IBIS world industry report, 2017)



DISRUPT THE TRADITIONAL MODEL:

Direct to consumer

↪ higher margins

↪ clean products

↪ broad assortment

↪ bulk sizes



SOLUTION - STRATEGY

1. INFLUENCER RECIPES & CONTENT CREATION

Partner with top influencers in the food and beverage space that will allow them to create their own jerky flavors. We will focus heavy on creative branding.

2. MANUFACTURE

We now have the ability to manufacture our products in our own facility that will help us manage inventory while cutting costs.

3. DISTRIBUTION

Influencers will distribute products to their followings, while we push our creative branding and products through our marketing funnels and wholesale accounts.



HERE'S WHERE WE CAN BE

Revenue stream	2019	2020
E-commerce	$847,546	$1,350,104
Retail	$400,337	$426,989
Jerky Subscriptions	$82,522	$114,323
Wholesale	$989,365	$3,118,434
TOTALS	**$2,319,770**	**$5,009,850**



These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


THE MARKET
SALTY SNACKS
$27B
2017
JERKY
$2.8B
3.3% Projected Annual Growth
B.U.L.K
$1M
Currently Scaling

FUTURE PROFIT BREAKDOWN

	3 oz bag	8 oz bag	1 lb bag	2.5 lb bag
Price:	$8	$19	$32	$70
Gross Margin:	75%	74%	65%	61%
Gross Profit:	$6	$14	$21	$43



BETTER THAN THE COMPETITION



★★★★★

MICHAEL PEREIRA SAID:

"FANTASTIC. EXCELLENT TASTE. EXCELLENT BITE".

★★★★★

NANCY CLARK SAID:

"GREAT BEEF JERKY! MY FAMILY IS VERY HAPPY WITH THE ORIGINAL BEEF JERKY. WE HAD A BIT OF A WAIT BECAUSE THIS IS ONE VERY POPULAR ITEM. BUT THEY WENT BEYOND-THE-CALL-OF-DUTY AND PERSONALLY SHIPPED OUR ORDER WHEN HE HAD STOCK. EVERYONE HERE GIVES GIVES TWO THUMBS UP FOR THIS JERKY!".

★★★★★

MARC MOONEY SAID:

"EVER SO TASTY! I HAVE CONSUMED 3 POUNDS OF THE ORIGINAL FLAVOR JERKY IN LESS THAN A WEEK. THE BEST JERKY I HAVE HAD".

★★★★★

KYLE DERY SAID:

"GREAT STUFF! PERFECTLY SWEET WITH JUST A TOUCH OF SPICE. THE REAL BEEF REALLY MAKES A SUCCULENT JERKY 5/5".

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

CURRENT METRICS

BULKBeefJerky.com

	2018 TTM
REVENUE	$1,031,530
ORDERS	16,653
AOV	$53
CONVERSION RATE	2.64%
REPEAT CUSTOMER RATE	24%
UNIQUE VISITORS	296,445
SESSIONS	325,352
BOUNCE RATE	40%
PAGES / SESSION	5.73





USE OF PROCEEDS

Marketing & Acquisition: 48%

Inventory: 18%

Working Capital: 18%

Manufacturing Equipment: 16%

EXHIBIT E
Video Transcript

EXHIBIT E – VIDEO TRANSCRIPT

'Sup Beef Jerky fans? Petey G. here with bulkbeefjerky.com. You know what we do? We sell bulk … jerky, bulk beef jerky. That's why we're us.

We also stand for Building Up Lives with Kindness because we do great things for great people in local communities.

[music]